

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 16, 2010

<u>VIA U.S. MAIL</u>

Ms. Darlene M. Deptula-Hicks
Executive Vice President of Finance and
 Chief Financial Officer, Treasurer
iCAD, Inc.
98 Spitbrook Road, Suite 100
Nashua, New Hampshire 03062

> **Re: iCAD, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-09341**

Dear Ms. Deptula-Hicks:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Jeff Jaramillo
                            Accounting Branch Chief